

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 16, 2007

via U.S. mail and facsimile

CT Corporation System
Agent for Service
111 Eighth Street
New York, New York 10011

>   **Re: WSP Holdings Limited**
>   **Form F-1**
>   **Filed November 13, 2007**

Dear Sir or Madam:

We have reviewed the Form F-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1 Filed November 13, 2007

Selected Consolidated Financial Data, page 55

1.   Given that you have disclosure of the 2004 and 2006 transactions in your financial statements and beginning on pages 34 and 36; and since neither has impacted the comparability of your financial statements, you may wish to consider the utility of the footnotes on pages 9, 56 and 57, with respect to understanding the historical data.

Financial Statements

Note 1 – Organization and Description of Business, page F-8

2.   We note your disclosures numbered 4, 7, 8, 9 and 10, on pages 37 and 38, as well as pages F-10 and F-11, describing as monetary consideration the values ascribed to the ownership interests in WSP China that Mr. Piao and UMW ACE transferred to FSHL. Given that you describe the various elements of your recapitalization as a "series of related and anticipated transactions," and because the only substantive monetary exchange appears to have been the $9.5 million paid to UMW ACE in exchange for the 20.4% ownership interest sold to Mr. Piao, further clarification would be helpful. Please modify or expand your disclosures to address the following points.

- Disclose the purpose of and basis for ascribing the values of $22.7 million and $23.7 million to the 49% and 51% ownership interests; and the reason for executing the $32.2 million interest-free term loan and $14.2 million promissory note, given the substantive objective of an effective exchange of shares.

- Clarify that any funds transferred to FSHL by Mr. Piao through EMH were effectively returned to Mr. Piao through Wuxi Huayi, with the exception of the $9.5 million paid to UMW ACE. It should be clear that FSHL was simply a conduit through which Mr. Piao increased his ownership interest.

- Modify the disclosures on page 38 stating "In order to finance FSHL's payments to Wuxi Huayi and UMW ACE relating to its acquisition of WSP China…," and "EMH issued the exchangeable bonds and secured notes for the purpose of funding the acquisition of WSP China by FSHL," to clarify that Mr. Piao, through EMH, utilized only $9.5 million of those funds to increase his ownership interests in WSP China; and that the conveyance of ownership interests in WSP China to FSHL were otherwise non-monetary, an exchange of equity interests.

- Your disclosure 3 indicates that on August 18, 2006 UMW had only a 30.6% indirect interest in WSP China, but then in disclosures 4 and 5, you explain that UMW ACE agreed to transfer a 51% interest. Please resolve these seemingly conflicting disclosures.

Note 28 – Subsequent Events, page F-37

3.   Please expand your disclosure (4), regarding your export business to Canada and the alleged dumping and subsidizing of goods, to clarify the extent to which you have accrued a loss or estimated a range of reasonably possible loss. Please also

indicate the relative significance of your export business to Canada, and the extent to which it could be impacted by the anti-dumping and countervailing duties if you are unsuccessful in contesting the findings of the Canadian International Trade Tribunal.

4.   We note your disclosure (5) explaining that you issued options on August 24, 2007 for the purchase of 5,206,000 ordinary shares, and that in calculating an aggregate value of $4.3 million you have assumed a fair value of the underlying stock of $3.81 per share. We also see that you have included financial information through September 30, 2007 in a Recent Developments section beginning on page 50. Tell us how the underlying value assumed in your valuation compares to your expected offering price, and explain the reasons for any material differences between these values.

Closing Comments

        As appropriate, please file your registration statement, or submit an amended version of this confidential version, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed at 202-551-3773, or in her absence, Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at 202-551-3292, or in her absence, me at 202-551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David T. Zhang, Esq. (by facsimile 011-852-2522-7006)
N. Mohammed
D. Levy
M. Cascio
C. Blye